Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

September 28, 2023

Via EDGAR CORRESPONDENCE

Alberto Zapata

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Active ETFs, Inc. - AB Conservative Buffer ETF Post-Effective Amendment No. 10 File Nos. 333-264818 and 811-23799

Dear Mr. Zapata:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to the above-referenced post-effective amendment to the registration statement filed on August 7, 2023 (the “Post-Effective Amendment”), on Form N-1A for AB Conservative Buffer ETF (the “Fund”), a series of AB Active ETFs, Inc. (“Registrant”). You provided the Staff’s comments to Alexandra K. Alberstadt and me by telephone on September 19, 2023.

The Staff’s comments and our responses thereto on behalf of Registrant and the Fund are set forth below. The changes referenced in the responses will be reflected in a Rule 485(b) filing.

Comment 1:	Please update the fee table to indicate that the “Distribution and/or Service (12b-1) Fees” and “Total Annual Fund Operating Expenses” are estimated amounts for the current fiscal year, as is indicated for “Other Expenses” in footnote (b) to the fee table.
Response:	Registrant has revised the prospectus in response to this comment.

Comment 2:	The Staff notes that the Principal Strategies section includes the phrase “. . . replicate the share price return of the Underlying ETF. . . .” Please amend the phrase to clarify that the Fund seeks to produce investment outcomes based on the performance of the Underlying ETF.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 3:	Please amend the first paragraph of the Principal Strategies section to include a discussion of the first loss that an investor may be taking, as discussed later in the Principal Strategies section. Please revise the disclosures to also include a discussion of the risk of buffered loss, which is described later in the Principal Risks section.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 4:	Please indicate in the Principal Strategies section that the Hedge Period, identified as “typically 90 days, but may be up to 120 days, after portfolio rebalance,” may also be significantly shorter than this period if the Adviser ratchets up, which is described later in the Principal Strategies section.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 5:	Please clarify in the Principal Strategies section that the Fund may liquidate all or a portion of the options portfolio positions, resetting the Hedge Period at the discretion of the Adviser, as well as the Hedge Period Cap and the Hedge Period Buffer.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 6:	Please clarify supplementally whether the Fund will also be investing directly in the Underlying Index or Underlying ETF.
Response:	Registrant confirms that, under normal conditions, the Fund does not intend to invest directly in the Underlying Index or Underlying ETF.
Comment 7:	Please disclose what portion of the Fund’s investments will be invested in the options strategy and what portion will be invested in the securities of large capitalization companies or instruments with similar economic characteristics.
Response:	The Fund expects, under normal conditions, to invest significantly all of its assets in accordance with the options strategy. There may be periods when the Fund’s assets are invested directly in the securities of large capitalization companies or instruments with similar economic characteristics. These periods will be determined by the Adviser based on its assessment of market conditions, including whether the Adviser has implemented an Upside Ratchet.

Comment 8:	Please identify supplementally the exchanges on which the FLEX Options in which the Fund invests in will be traded.
Response:	The FLEX Options are traded on the CBOE, AMEX, PHLX and other major exchanges. The FLEX Options in which the Fund expects to invest are traded on the CBOE and AMEX.
Comment 9:	The Staff notes that the Principal Strategies section discusses “other listed options that reference the price performance of the Underlying ETF, the Underlying ETF’s Index, or ETFs that replicate the Underlying ETF’s Index.” Please explain supplementally what these other exchange-traded options are.
Response:	The options include standard listed options on the Underlying ETF (e.g., non-Flex Options), options that reference the S&P 500 Index, and options on other ETF’s that track the S&P 500 Index.
Comment 10:	The Staff notes that the Principal Strategies section includes the following phrase “. . . as well as other listed options that reference the price performance of the Underlying ETF, the Underlying ETF’s Index, or ETFs that replicate the Underlying ETF’s Index.” Please add clarifying disclosure stating whether such ETFs may include affiliated funds.
Response:	The Fund does not expect to invest in options corresponding to an affiliated fund. The Prospectus has not been revised in response to this comment.
Comment 11:	The Staff notes that the Principal Strategies section states that the “Fund intends to invest in four options: long put options, short put options, short call options and long call options (the “Options Portfolio”) – for the purposes of implementing the strategy and establishing the Hedge Period Cap and Hedge Period Buffer.” Please clarify and disclose which options are going to be purchased versus written by the Fund.
Response:	The Fund expects to purchase a long put and a deep in-the-money call option and write (or sell) a short put and a short call to implement its investment strategy.
Comment 12:	Please explain supplementally how the first loss, buffered return and the cap are determined.
Response:	When initiating the option positions, the Adviser prices an at-the-money long put and a 15% out-of-the-money short put and “solves” for the cap that will create a costless collar (which will include implied dividends over the Hedge Period). If the cap is below 3%, the Adviser seeks to adjust the long put options to allow a first loss of up to 1%, to achieve a cap of 3.0%. If the first loss of 1% does not result in a cap of 3.0%, the first loss will be 1% and the cap will be below 3.0%.

Comment 13:	With respect to the Hedge Period Cap and Hedge Period Buffer section in Principal Strategies section, please consider adding disclosure explaining that the typical range of the cap is 2-4%, as stated earlier in the Principal Strategies section and explain supplementally what that estimate is based upon.
Response:	Registrant has revised the prospectus in response to this comment. The estimate was based on a 25-year simulation.
Comment 14:	With respect to the graph included in the Principal Strategies section, please expand the blue shading to the left to make clear that the loss is expanding to the left and that the orange shading is between the blue and orange lines.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 15:	Please consider adding information about the Fund website that would provide information regarding where investors could track returns and reset periods.
Response:	The Fund expects to post to its website daily information about the Fund’s portfolio holdings. From day to day, this would reflect changes in value of the Fund’s portfolio and changes in portfolio composition as they occur. The information on the Fund’s website would also reflect performance returns of the Fund’s shares (based on NAV changes and market price changes).
Comment 16:	With respect to the “Options Portfolio Upside Ratchet” bullet point, please explain that the ratchet up essentially resets the Hedge Period.
Response:	Registrant has considered the comment and respectfully declines to modify the disclosures. Registrant believes that the current disclosures are sufficient in communicating that an Upside Ratchet results in a new Hedge Period. Specifically, the current disclosure provides:
In these circumstances, the Adviser may, before expiration of the option term, unwind the then-current Options Portfolio and enter into new FLEX Options that establish a new Hedge Period, which would expire on the last business day of the next closest month-end period beyond three months.
Comment 17:	The Staff notes that the Principal Strategies section states that a “rebalancing may be implemented over several days, during which the Fund may have a blended portfolio consisting of expiring options and new options.” Please explain supplementally if these rebalancings will be done in tranches, i.e., will the new options have their own Hedge Period and provide a cap and buffer separate from the old tranche.

Response:	The new options would have their own Hedge Period and provide a cap and buffer that differs from the previous options portfolio. Under normal conditions, the Fund expects that rebalancings will occur in a single day.
Comment 18:	With respect to the Hedge Period Transitions bullet point in the Principal Strategies section, please explain supplementally how the Adviser would adjust the options portfolio to accommodate capital flow in and out of the Fund.
Response:	As capital flows in and out of the Fund, the Adviser would modify the options portfolio in accordance with the Fund’s investment strategies (i.e., establishing new options positions).
Comment 19:	The Staff notes that the Principal Strategies section states, “In order to obtain economic exposure to the Underlying ETF, in lieu of purchasing an approximately three-month zero strike call for a Hedge Period, the Fund may: purchase a longer maturity near-zero strike call; purchase shares of the Underlying ETF; purchase one or more other ETFs that replicate the Underlying ETF’s Index; purchase a combination of equity securities that in the aggregate seek to track the share price return of the Underlying ETF; or invest in money market funds and/or other cash equivalents and purchase and sell a combination of call and put options that seek to replicate exposure to the Underlying ETF.” Please explain what the Fund intends to do in the normal course of operations. Does it intend to create the exposure through options or the Underlying ETF, affiliated ETFs, etc.?
Response:	Under normal conditions, the Fund expects to invest in the three-month near zero strike call option (referenced in the disclosure). The additional investment options listed in the disclosure are alternative investments to such options. The Fund does not expect to invest in shares of the Underlying ETF or affiliated AB Funds, other than the AB Government Money Market Portfolio.
Comment 20:	Please disclose the principal risks associated with principal investments other than the options portfolio. For example, investments in affiliated money market funds, ETFs, etc., as applicable.
Response:	Registrant has considered the comment and respectfully declines to modify disclosures in response to this comment. Registrant believes that the Prospectus adequately discloses the Principal Risks of investing in the Fund.
Comment 21:	The Staff notes that Buffered Loss Risk in the Principal Risks section states “. . . the investor may not receive the full benefit of the Hedge Period Buffer.” Please amend the sentence to state “. . . may not receive the full, or any, benefit of the Hedge Period Buffer.”
Response:	Registrant has revised the prospectus in response to this comment.

Comment 22:	Please explain when a blend of expiring and new options is expected to occur. For example, is it just associated with rebalancing or ratcheting up?
Response:	The Fund expects to execute all the option positions at the close on their expiration date or the ratchet date. The Fund expects to have a blend of expiring and new options only during rebalancing periods and ratcheting up periods and only in unusual market, liquidity, or other conditions.
Comment 23:	The Staff notes that Buffered Loss Risk in the Principal Risks section uses the phrase “. . . could impact the Fund’s ability to realize the full benefit of the Hedge Period Buffer. . . .” Please amend the phrase to state “. . . the full, or any, benefit of the Hedge Period Buffer.”
Response:	Registrant has revised the prospectus in response to this comment.
Comment 24:	The Staff notes that the Principal Risks section includes the following statement: “The Fund may not hold its Options Portfolio for the full duration of the options contracts, and the Adviser may change the Options Portfolio at any time, which would begin a new Hedge Period.” Please add this statement to the Fund’s Principal Strategies section.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 25:	The Staff notes that the Principal Risks section includes the following statement: “Investors that acquire Fund shares after the Hedge Period has commenced, or sell Fund shares before the Hedge Period ends or an Upside Ratchet is performed, may have a different investment result than investors who held Fund shares during the entire Hedge Period.” Please explain how investors will know if a Hedge Period has commenced.
Response:	As noted above, information about the Fund’s portfolio holdings is posted daily on its website. Changes to the composition of the Fund’s portfolio will be reflected in those daily website postings, including the remaining number of days in the Hedge Period.
Comment 26:	The Staff notes that the Principal Risks section includes the following statement: “At the time of purchasing Fund shares, an investor will be unable to determine the Fund’s position relative to the Hedge Period Cap and Hedge Period Buffer.” Please add this statement to the Fund’s Principal Strategies section.
Response:	Registrant has revised the prospectus in response to this comment.
Comment 27:	Please explain in plain English what is meant by “cash drag” as the phrase is used in the last sentence of Underlying ETF Risk.
Response:	Registrant has revised the prospectus in response to this comment.

Comment 28:	The Staff notes that the Additional Information About the Fund’s Strategies, Risks and Investments section includes discussions on several investment types that are not included in the summary section. The Staff notes that Item 9 should include the principal investment strategies that are summarized in Item 4. To the extent the Item 9 investments are principal strategies, they should be discussed in the Principal Strategies section.
Response:	The Fund’s principal strategies and risks are identified in the Fund Summary. General Instruction C.3(a) to Form N-1A states that “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.” This instruction permits the Fund to include and expand on information discussed in response to Item 4 and does not require that such information be identified again, as a principal strategy or risk. Registrant believes that it has identified the principal strategies and risks in the Item 4 disclosure and need not repeat such identification in Item 9.
Comment 29:	With respect to the Investment in Other Exchange-Traded Funds and Other Investment Companies section, please include disclosures indicating that the AB Government Money Market Portfolio will be used and please disclose whether the Fund is getting exposure to the S&P 500 Index through other affiliated funds or occurring through other non-affiliated funds.
Response:	Registrant has considered the comment and respectfully declines to modify disclosures in response to this comment.
Comment 30:	The Staff notes that the Non-U.S. Markets and Foreign Securities section states that securities “held by the Fund may be traded in non-U.S. markets that close at a different time than the Exchange.” Please confirm supplementally that the Fund does not intend to make such investments in the normal course.
Response:	Registrant confirms that the Fund does not intend to make such investments in its normal course of business.
Comment 31:	The Staff notes that the Changes in Investment Objective and Policies section includes a sentence that refers to the Fund’s 80% policy. Please consider deleting the sentence as the Staff does not believe it is necessary or applicable.
Response:	Registrant has revised the prospectus in response to this comment.

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If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833 or Alexandra K. Alberstadt at (212) 574-1217.

Sincerely, /s/ Lauren A. Clise Lauren A. Clise

cc:	Nancy E. Hay, Esq. Linda Kim, Esq. Paul M. Miller, Esq. Alexandra K. Alberstadt, Esq.